EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Alaska Airlines, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-64998) on Form S-3 of Alaska Airlines, Inc. of our report dated February 25, 2009, with respect to the balance sheets of Alaska Airlines, Inc. as of December 31, 2008 and 2007, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, which report appears in the December 31, 2008 annual report on Form 10-K of Alaska Airlines, Inc.

As discussed in the notes to the financial statements, effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for financial instruments.

/s/ KPMG LLP

Seattle, Washington

February 25, 2009